
Great-West
LIFECO_{INC}.

R E L E A S E


Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO


Great-West Lifeco reports first quarter 2006 results


Toronto, May 4, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $446 million for the three months ended March 31, 2006 compared to net income of $419 million reported a year ago. On a per share basis, this result represents $0.501 per common share for the three months ended March 31, 2006, an increase of 6% (14% on a constant currency basis) compared to $0.471 per common share for 2005. Net income in 2005 included $4 million, or $0.004 per common share, for restructuring charges related to the acquisition of Canada Life Financial Corporation.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights
- Earnings per common share for the first quarter of 2006 increased 6% (14% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity was 20.4% for the twelve months ended March 31, 2006.
- Assets under administration at March 31, 2006 totalled $182.3 billion, up $5.0 billion from December 31, 2005 levels.
- Quarterly dividends declared were $0.22375 per common share payable June 30, 2006. Dividends paid on common shares for the three months ended March 31, 2006 were 15% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.


100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.


CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% to $204 million from $186 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $2.4 billion, an increase of 34% over the first quarter of 2005. Fee income for the period increased $27 million to $216 million.

Total assets under administration at March 31, 2006 were $90.3 billion, up $2.2 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the first quarter of 2006 decreased 7% (an increase of 6% on a constant currency basis) to $134 million from $144 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $869 million an increase of 9% (an increase of 17% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $3 million to $297 million.

Total assets under administration of $44.9 billion at March 31, 2006 were up $0.6 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% (an increase of 24% on a constant currency basis) to $111 million from $101 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $1.9 billion, a decrease of 7% (an increase of 3% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $8 million to $139 million.

Total assets under administration at March 31, 2006 were $47.1 billion, up $2.2 billion from December 31, 2005 levels, with increases in the general fund of $0.4 billion and in segregated funds of $1.8 billion.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $3 million for the first quarter of 2006 compared to a net charge of $12 million for the first quarter of 2005.

…/3

CONSTANT CURRENCY

The geographic diversification of Lifeco's business operations creates exposure to movement in foreign exchange rates affecting the translation of operating results to Canadian dollars from foreign currencies, principally US dollars, British Pounds and euros.

Compared to the first quarter of 2005, the translation of foreign currency denominated earnings to Canadian dollars in 2006 has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $23 million as a result of movement in translation rates, as well as a decrease of $9 million from the expiry in 2005 of favourable forward foreign exchange contracts. Adjusting for the $32 million negative impact of currency, net income attributable to common shareholders for the three months ended March 31, 2006 increased by 14%.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.22375 per share on the common shares of the Company payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

In addition, the Directors approved quarterly dividends on:
- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Initial dividend on Series I First Preferred Shares of $0.24349 per share,

all payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $182 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

…/4

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "net income on a constant currency basis", "net income excluding the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 4, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:
- Participants in the Toronto area: 416-641-6108
- Participants from North America: 1-866-542-4237
- Participants from Overseas: Dial international access code first, then 800-9559-6853

A replay of the call will be available from May 4, until May 11, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170771#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*
(in $ millions except per share amounts)

	2006	2005	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ **3,700**	$4,528	-18%
Self-funded premium equivalents (ASO contracts)	**1,919**	1,890	2%
Segregated funds deposits:			
Individual products	**2,021**	1,572	29%
Group products	**1,553**	1,228	26%
Total premiums and deposits	**9,193**	9,218	0%
Fee and other income	**652**	614	6%
Paid or credited to policyholders	**4,001**	4,816	-17%
Net income - common shareholders before adjustments (1)	**446**	423	5%
Adjustments after tax (1)	**-**	4	
Net income - common shareholders	**446**	419	6%
Per common share			
Basic earnings before adjustments (1)	$ **0.501**	$0.475	5%
Adjustments after tax (1)	**-**	0.004	
Basic earnings after adjustments	**0.501**	0.471	6%
Dividends paid	**0.22375**	0.195	15%
Book value	**10.06**	9.38	7%
Return on common shareholders' equity (12 months):			
Net income before adjustments (1)	**20.5%**	20.7%	
Net income	**20.4%**	20.4%	
At March 31			
Total assets	$ **102,306**	$ 97,036	5%
Segregated funds assets	**79,997**	69,927	14%
Total assets under administration	$ **182,303**	$166,963	9%
Share capital and surplus	$ **9,767**	$ 8,857	10%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended March 31, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

SUMMARY OF CONSOLIDATED OPERATIONS (unaudited)
'(in $ millions except per share amounts)

		For the three months ended March 31		
		2006		2005
Income				
Premium income	$	**3,700**	$	4,528
Net investment income (note 2)		**1,323**		1,292
Fee and other income		**652**		614
		5,675		6,434
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds		**4,001**		4,816
Commissions		**342**		329
Operating expenses		**562**		564
Premium taxes		**60**		61
Financing charges (note 3)		**47**		48
Amortization of finite life intangible assets		**4**		5
Restructuring costs		**-**		7
Net income before income taxes		**659**		604
Income taxes - current		**117**		29
- future		**52**		120
Net income before non-controlling interests		**490**		455
Non-controlling interests (note 8)		**34**		29
Net income - shareholders		**456**		426
Perpetual preferred share dividends		**10**		7
Net income - common shareholders	$	**446**	$	419
Earnings per common share (note 12)				
Basic	$	**0.501**	$	0.471
Diluted	$	**0.497**	$	0.466

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*
(in $ millions)

	March 31, 2006		December 31, 2005		March 31, 2005	
Assets						
Bonds	$	**59,481**	$	59,298	$	55,439
Mortgage loans		**14,693**		14,605		14,643
Stocks		**4,182**		4,028		3,567
Real estate		**1,839**		1,842		1,679
Loans to policyholders		**6,735**		6,646		6,572
Cash and certificates of deposit		**2,674**		2,961		2,804
Funds held by ceding insurers		**2,504**		2,556		2,209
Goodwill		**5,327**		5,327		5,328
Intangible assets		**1,453**		1,453		1,498
Other assets (note 4)		**3,418**		3,445		3,297
Total assets	$	**102,306**	$	102,161	$	97,036
Liabilities						
Policy liabilities						
Actuarial liabilities	$	**71,611**	$	71,263	$	66,704
Provision for claims		**1,010**		999		1,081
Provision for policyholder dividends		**546**		535		595
Provision for experience rating refunds		**352**		401		507
Policyholder funds		**2,112**		2,088		2,067
		75,631		75,286		70,954
Debentures and other debt instruments (note 5)		**1,891**		1,903		2,092
Funds held under reinsurance contracts		**4,009**		4,089		4,376
Other liabilities (note 6)		**3,787**		4,318		4,295
Repurchase agreements		**996**		936		800
Deferred net realized gains		**2,654**		2,598		2,168
		88,968		89,130		84,685
Preferred shares (note 9)		**787**		787		797
Capital trust securities and debentures (note 7)		**648**		648		650
Non-controlling interests (note 8)						
Participating surplus in subsidiaries		**1,771**		1,741		1,680
Preferred shares issued by subsidiaries		**209**		209		209
Perpetual preferred shares issued by subsidiaries		**156**		157		158
Share capital and surplus						
Share capital (note 9)						
Perpetual preferred shares		**799**		799		499
Common shares		**4,668**		4,660		4,659
Accumulated surplus		**5,095**		4,860		4,124
Contributed surplus		**21**		19		16
Currency translation account		**(816)**		(849)		(441)
		9,767		9,489		8,857
Liabilities, share capital and surplus	$	**102,306**	$	102,161	$	97,036

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2006	2005
Accumulated surplus		
Balance, beginning of year	$ **4,860**	$ 3,890
Net income	**456**	426
Common share cancellation excess	**(11)**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(10)**	(7)
Common shareholders	**(200)**	(174)
Balance, end of period	$ **5,095**	$ 4,124
Contributed surplus		
Balance, beginning of year	$ **19**	$ 14
Stock option expense (note 10)	**2**	2
Balance, end of period	$ **21**	$ 16
Currency translation account		
Balance, beginning of year	$ **(849)**	$ (426)
Change during the period	**33**	$ (15)
Balance, end of period	$ **(816)**	$ (441)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31		
	2006		2005
Operations			
Net income	$	**456**	$ 426
Adjustments for non-cash items:			
Change in policy liabilities		**129**	879
Change in funds held by ceding insurers		**52**	128
Change in funds held under reinsurance contracts		**(78)**	2
Change in current income taxes payable		**(89)**	(153)
Future income tax expense		**52**	120
Other		**(574)**	(336)
Cash flows from operations		**(52)**	1,066
Financing Activities			
Issue of common shares		**12**	10
Purchased and cancelled common shares		**(15)**	(13)
Repayment of debentures and other debt instruments		**(12)**	(1)
Dividends paid		**(210)**	(181)
		(225)	(185)
Investment Activities			
Bond sales and maturities		**8,016**	9,223
Mortgage loan repayments		**438**	842
Stock sales		**294**	240
Real estate sales		**119**	36
Change in loans to policyholders		**(87)**	(37)
Change in repurchase agreements		**114**	112
Investment in bonds		**(7,977)**	(9,528)
Investment in mortgage loans		**(532)**	(970)
Investment in stocks		**(353)**	(389)
Investment in real estate		**(72)**	(52)
		(40)	(523)
Effect of changes in exchange rates on cash and certificates of deposit		**30**	(26)
Increase (decrease) in cash and certificates of deposit		**(287)**	332
Cash and certificates of deposit, beginning of year		**2,961**	2,472
Cash and certificates of deposit, end of period	$	**2,674**	$ 2,804

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net Investment income is comprised of the following:

	For the three months ended March 31, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 800	$ 61	$ 2	$ -	$ 863
Mortgage loans	216	12	-	-	228
Stocks	33	76	-	-	109
Real estate	26	14	-	-	40
Other	99	-	-	(16)	83
	$ 1,174	$ 163	$ 2	$ (16)	$ 1,323

	For the three months ended March 31, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 778	$ 60	$ 1	$ -	$ 839
Mortgage loans	227	13	2	-	242
Stocks	37	43	-	-	80
Real estate	46	8	-	-	54
Other	90	-	-	(13)	77
	$ 1,178	$ 124	$ 3	$ (13)	$ 1,292

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities

	For the three months ended March 31		
	2006		2005
Interest on long-term debentures and other debt instruments	$ **27**	$	29
Preferred share dividends	**10**		10
Interest on capital trust debentures	**12**		12
Other	**1**		-
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**		(3)
Total	$ **47**	$	48

4. Other Assets

Other assets consist of the following:

Other Assets

	March 31, 2006	December 31, 2005	March 31, 2005
Premiums in course of collection	$ **633**	$ 623	$ 562
Interest due and accrued	**936**	893	881
Future income taxes	**338**	363	313
Fixed assets	**271**	279	300
Prepaid expenses	**60**	76	74
Accounts receivable	**659**	716	648
Accrued pension asset	**171**	179	174
Other	**350**	316	345
	$ **3,418**	$ 3,445	$ 3,297

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

		March 31, 2006		December 31, 2005		March 31, 2005
Short term						
Commercial paper and other short term debt instruments with interest						
rates from 4.5% to 4.9% (4.0% to 5.0% in 2005)	$	110	$	112	$	114
Revolving credit in respect of reinsurance business with interest rates from						
5.4% to 5.5% maturing within one year (5.0% to 5.2% in 2005)		3		14		18
Total short term		113		126		132
Long term						
Operating:						
Notes payable with interest rate of 8.0%		9		9		10
Capital:						
Lifeco						
Five year term facility		-		-		150
6.75% Debentures due August 10, 2015, unsecured		200		200		200
6.14% Debentures due March 21, 2018, unsecured		200		200		200
6.74% Debentures due November 24, 2031, unsecured		200		200		200
6.67% Debentures due March 21, 2033, unsecured		400		400		400
		1,000		1,000		1,150
Canada Life						
Subordinated debentures due September 19, 2011 bearing a fixed rate						
of 8% until 2006 and, thereafter, at a rate equal to the Canadian						
90-day Bankers' Acceptance rate plus 1%, unsecured		250		250		250
Subordinated debentures due December 11, 2013 bearing a						
fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the						
Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured		200		200		200
6.40% Subordinated debentures due December 11, 2028, unsecured		100		100		100
Acquisition related fair market value adjustment		10		13		34
		560		563		584
Great-West Life & Annuity Insurance Capital, LP						
6.625% Deferrable debentures due November 15, 2034,		209		205		216
unsecured (U.S.$175)						
Total long term		1,778		1,777		,960
Total debentures and other debt instruments	$	1,891	$	1,903	$	2,092

6. Other Liabilities

Other liabilities consist of the following:

		March 31, 2006		December 31, 2005		March 31, 2005
Current income taxes	$	285	$	374	$	251
Accounts payable		513		511		491
Liability for restructuring costs		-		-		48
Post retirement benefits provision		525		508		489
Bank overdraft		445		449		651
Future income taxes		332		317		272
Other		1,687		2,159		2,093
	$	3,787	$	4,318	$	4,295

7. Capital Trust Securities and Debentures

	March 31, 2006	December 31, 2005	March 31, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	33	34	36
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 648	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2006 and March 31, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

(a)

	For the three months ended March 31,	
	2006	2005
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West Life	$ 29	$ 30
London Life	162	149
Canada Life	47	43
GWL&A	43	50
Policyholder dividends		
Great-West Life	(26)	(24)
London Life	(139)	(132)
Canada Life	(46)	(43)
GWL&A	(40)	(49)
Net income	30	24
Preferred shareholder dividends of subsidiaries	4	5
Total	$ $ 34	$ 29

GREAT-WEST
LIFECO INC.

(b)		March 31, 2006		December 31, 2005		March 31, 2005
Participating surplus:						
Great-West Life	$	**375**	$	372	$	366
London Life		**1,174**		1,151		1,098
Canada Life		**26**		25		17
GWL&A		**196**		193		199
	$	**1,771**	$	1,741	$	1,680
Preferred shares issued by subsidiaries:						
Great-West Life Series L, 5.20% Non-Cumulative	$	**52**	$	52	$	52
Great-West Life Series O, 5.55% Non-Cumulative		**157**		157		157
	$	**209**	$	209	$	209
Perpetual preferred shares issued by subsidiaries:						
CLFC Series B, 6.25% Non-Cumulative			$	145	$	145
Acquisition related fair market value adjustment				12		13
	$	**156**	$	157	$	158

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,

Unlimited Common Shares

Issued and outstanding

	March 31, 2006		December 31, 2005		March 31, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**23,499,915**	**588**	23,499,915	588	23,868,115	597
	31,478,815	**$ 787**	31,478,815	$ 787	31,868,115	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative	#	#	#			#
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative	#	#	#			#
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	-	-
	31,957,001	**$ 799**	31,957,001	$ 799	19,957,001	$ 499
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under						
Normal Course Issuer Bid	**(504,000)**	**(4)**	(2,012,600)	(11)	(476,000)	(2)
Issued under Stock Option Plan	**1,154,095**	**12**	2,109,328	20	1,102,790	10
Balance, end of period	**891,339,171**	**$ 4,668**	890,689,076	$ 4,660	891,219,138	$ 4,659

10. Stock Based Compensation

No options were granted under the Company's stock option plan for the three months ended March 31, 2006 (100,000 options were granted during the first quarter of 2005). The weighted-average fair value of options granted during the three months ended March 31, 2005 were $6.68 per option. Compensation expense of $2 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2006 ($2 after tax for the three months ended March 31, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

		For the three months ended March 31		
		2006		2005
Pension benefits	$	**19**	$	18
Other benefits		**7**		10
Total	$	**26**	$	28

12. Earnings Per Common Share

	For the three months ended March 31,	
	2006	2005
a) Earnings		
Net income - common shareholders	$ **446**	$ 419
b) Number of common shares		
Average number of common shares outstanding	**890,681,974**	890,865,663
Add:		
- Potential exercise of outstanding stock options	**7,060,652**	8,206,778
Average number of common shares outstanding - diluted basis	**897,742,626**	899,072,441
Earnings per common share		
Basic	$ **0.501**	$ 0.471
Diluted	$ **0.497**	$ 0.466

13. Segmented Information

Consolidated Operations

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,433	$ -	$ 3,700
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	139	-	652
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

For the three months ended March 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,204	$ 1,815	$ -	$ 4,528
Net investment income	684	371	240	(3)	1,292
				-	
Fee and other income	189	294	131		614
Total income	2,382	1,869	2,186	(3)	6,434
Benefits and expenses:				-	
Paid or credited to policyholders	1,519	1,356	1,941		4,816
Other	579	304	118	1	1,002
		-	-	-	
Amortization of finite life intangible assets	4		1		5
	-	-	-		
Restructuring costs				7	7
Net operating income before income taxes	280	209	126	(11)	604
Income taxes	61	64	23	1	149
Net income before non-controlling interests	219	145	103	(12)	455
				-	
Non-controlling interests	26	1	2		29
Net income - shareholders	193	144	101	(12)	426
		-	-	-	
Perpetual preferred share dividends	7				7
Net income - common shareholders	$ 186	$ 144	$ 101	$ (12)	$ 419

14. Subsequent Events

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.